Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

PHOTOMEDEX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Class of Securities)

719358202
(CUSIP Number)

Paul J. Denby
179 Milford Circle
Mooresville, NC  28117
(704) 662-3549

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d1(e), 240.13d1(f) or 240.13d-1(g), check the following box  ☐ .

CUSIP No.  719358301*

1	NAMES OF REPORTING PERSON: Paul J. Denby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF(**)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 312,515 (***)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 312,515 (***)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 312,515
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.7%
14	TYPE OF REPORTING PERSON: IN

* Former CUSIP No. was 719358202, new CUSIP No. reflects the 1-for-6 reverse stock split done on February 3, 2010.
** The warrants to acquire 73,050 shares of common stock, par value $0.01 per share (the “Shares”), of PhotoMedex, Inc. (“Issuer”) were acquired without consideration in connection with the consummation of the merger (as defined and described below).
** Represents 238,840 Shares, options to acquire 625 Shares and warrants to acquire 73,050 Shares held by Paul J. Denby (the “Reporting Person”).

This Amendment No. 3 is being filed to update certain information in Items 3, 4, 5, 6 and 7 of the original Schedule 13D, as amended (the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment No. 3.  Except as amended hereby, the Schedule 13D remains in full force and effect. This Amendment No. 3 also constitutes an exit filing for the Reporting Person whose beneficial ownership dropped below the 5% reporting threshold on December 13, 2011.

Item 3 Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended to include the following:

The warrants to acquire 73,050 Shares were acquired by the Reporting Person without consideration in connection with the consummation of the merger (as defined and described in Item 4).

Item 4 Purpose of Transaction

The disclosure in Item 4 is hereby amended to include the following:

On December 12, 2011, at the Annual Meeting of Stockholders, the stockholders of the Issuer passed several actions, including:

•	approving the Amended and Restated Agreement and Plan of Merger (the “merger agreement”) and the transactions contemplated thereby (the “merger”);
•
electing the following persons to the board of directors, subject to the closing of the merger: Dennis M. McGrath, Stephen P. Connelly, James W. Sight, Dr. Dolev Rafaeli, Dr. Yoav Ben-Dror, Lewis C. Pell, Katsumi Oneda and Nahum Meluma; and

•	approving the Amended and Restated Articles of Incorporation of the Issuer.

On December 12, 2011, the Issuer filed its Amended and Restated Articles of Incorporation with the Nevada Secretary of State which, among other things, (a) increased the number of authorized Shares to fifty million (50,000,000) and (b) authorized five million (5,000,000) shares of preferred stock, par value $0.01 per share, designated as blank check preferred. The filed Amended and Restated Articles of Incorporation of Issuer is incorporated by reference herein as Exhibit 3.1. The foregoing description of the Amended and Restated Articles of Incorporation does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation, which is filed hereto as Exhibit 3.1, and is incorporated by reference.

On December 13, 2011 (the “Closing Date”), the transactions contemplated by the merger agreement were consummated and the Reporting Person received warrants to purchase 73,050 Shares.  The merger agreement provided that these warrants be issued to the Reporting Person without consideration. The foregoing description of the merger agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is filed hereto as Exhibit 2.1, and is incorporated by reference.

In connection with the consummation of the merger, the issued and outstanding shares of the Issuer increased to 18,820,852 Shares.  As a result, the Reporting Person’s beneficial ownership is now 1.7%.

The Reporting Person does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a)	The Reporting Person owns 238,840 Shares, options to acquire 625 Shares and warrants to acquire 73,050 Shares, which represent 1.7% of the issued and outstanding Shares.
(b)	The Reporting Person possesses sole power to vote and dispose of his Shares described in Item 5(a) herein.

(c)	None.
(d)	No person is known to have the right to receive, or the powers to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.
(e)	On December 13, 2011, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Shares.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended to include the following:

On December 12, 2011, at the Annual Meeting of Stockholders of the Issuer, the Reporting Person voted his Shares in accordance with the Amended and Restated Shareholder Voting Support, Lock-Up and Confidentiality Agreement with Radiancy, Inc. (the “Voting Support, Lock-Up and Confidentiality Agreement”).  On the Closing Date, the Voting Support, Lock-Up and Confidentiality Agreement terminated, except for certain provisions relating to confidentiality obligations, which will survive until July 4, 2014, and certain provisions relating to expenses, which will survive indefinitely. The forgoing description of the Voting Support, Lock-Up and Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Support, Lock-Up and Confidentiality Agreement, which is filed hereto as Exhibit 9.1, and is incorporated by reference.

Item 7 Material to Be Filed as Exhibits

2.1	--
Amended and Restated Agreement and Plan of Merger, dated as of October 31, 2011, by and among Radiancy, Inc., PhotoMedex, Inc. and PHMD Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form S-4/A, filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2011)

3.1	--	Amended and Restated Articles of Incorporation of PhotoMedex, Inc. (Incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K, filed with the Commission on December 16, 2011)
9.1	--
Amended and Restated Shareholder Voting Support, Lock-Up and Confidentiality Agreement, dated as of October 31, 2011, by and among Radiancy, Inc., and the parties signatory thereto. (Incorporated by reference to Exhibit 9.2 to the Issuer’s Form S-4/A, filed with the Commission on November 2, 2011)

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of December, 2011

/s/ Paul J. Denby
Paul J. Denby